UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	21 March 2017

Release Number	11/17

FINAL RESULTS OF BHP BILLITON BOND REPURCHASE PLAN

BHP Billiton announced today the final results of its bond repurchase plan that was launched on 21 February 2017.

BHP Billiton has used its strong cash position to fund its US$2.5 billion bond repurchase plan, including the previously announced planned redemption of its US$500,000,000 2.050% senior notes due 2018. Early repayment of these bonds has extended BHP Billiton’s average debt maturity profile and enhanced BHP Billiton’s capital structure.

Maximum Tender Offers

BHP Billiton Finance (USA) Limited (Company), a wholly-owned subsidiary of BHP Billiton Limited, today announced the expiration of its previously announced tender offers for its US$1,250,000,000 3.250% senior notes due 2021 (2021 Notes), its US$1,000,000,000 2.875% senior notes due 2022 (2022 Notes) and its US$1,500,000,000 3.850% senior notes due 2023 (2023 Notes, and together with the 2021 Notes and the 2022 Notes, the Notes) (Maximum Tender Offers).

The Maximum Tender Offers were made pursuant to the terms and conditions set forth in the offer to purchase, dated 21 February 2017 (Offer to Purchase), and the related letter of transmittal and notice of guaranteed delivery (Tender Offer Documents). Terms not defined in this announcement have the meanings given to them in the Tender Offer Documents.

The Maximum Tender Offers expired at 11:59 p.m., New York City time, on 20 March 2017 (Expiration Date). As announced on 7 March 2017, the Maximum Tender Offer Cap of US$893,918,713.32 had been reached as of the Early Tender Date of 6 March 2017.

Redemption

The Company also announced the redemption price that the Company will pay to redeem in full the US$500 million principal amount outstanding of its 2.050% senior notes due 2018 (2018 Notes) in accordance with the terms of the 2018 Notes and the Indenture, between (among others) the Company and The Bank of New York Mellon, as trustee, under which the 2018 Notes were issued.

The 2018 Notes will be redeemed on 23 March 2017 (Redemption Date) at a “make-whole” redemption price equal to US$1,020.28 per US$1,000 principal amount of 2018 Notes, which includes accrued and unpaid interest of US$9.85.

On and after the Redemption Date, the 2018 Notes will no longer be deemed outstanding, interest on the 2018 Notes will cease to accrue, and all rights of the holders of the 2018 Notes will terminate, except for the right to receive such redemption payment upon surrender of the 2018 Notes.

The 2018 Notes have the following CUSIP/ISIN designations: CUSIP No. 055451AT5, ISIN No. US055451AT54.

Final Results of Bond Repurchase Plan

With the completion of the recently announced Any and All Offer and the Maximum Tender Offers and, upon the redemption of the 2018 Notes, the Company will have repurchased an aggregate principal amount of US$2,340,050,000 of several series of its outstanding notes, as set out in the table below

Title of Security	CUSIP/ISIN Number	Principal Amount Purchased
6.500% senior notes due 2019	055451AH1/ US055451AH17	US$979,966,000
3.250% senior notes due 2021	055451AL2/ US055451AL29	US$720,022,000
2.875% senior notes due 2022	055451AQ1/ US055451AQ16	US$140,062,000
3.850% senior notes due 2023	055451AU2/ US055451AU28	US$0
2.050% senior notes due 2018	055451AT5/ US055451AT54	US$500,000,000

Legal Notices

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities.

None of the Company, the Guarantors, the Dealer Managers or their affiliates, the Tender and Information Agent, the Notes trustee or any of their respective affiliates made any recommendation, or expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Maximum Tender Offers.

The Company has not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Maximum Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

United Kingdom. The communication of the Offer to Purchase and any other documents or materials relating to the Maximum Tender Offers were not being made by, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, the Offer to Purchase and such documents and/or materials were not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such documents and/or materials as a financial promotion was only being directed at and made to (i) persons who are outside the United Kingdom, (ii) investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (Financial Promotion Order)), (iii) high net worth entities and other parties falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iv) any other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as Relevant Persons) and the transactions contemplated herein were available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on the Offer to Purchase or any of its contents.

Australia. No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) (Corporations Act)) in relation to the Tender Offers has been or will be lodged with the Australian Securities and Investments Commission (ASIC) or any other regulatory authority in Australia and the Offer to Purchase does not comply with Division 5A of Part 7.9 of the Corporations Act. If you are a resident of Australia, you have been sent the Offer to Purchase on the basis that you are a wholesale client for the purposes of Section 761G of the Corporations Act or otherwise a person to whom disclosure is not required under Part 6D.2 or Chapter 7 of the Corporations Act.

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations

Australia and Asia

Matthew Martyn-Jones

Tel: +61 3 9609 2360 Mobile +61 419 418 394

Email: Matthew.Martyn-Jones@bhpbilliton.com

Paul Hitchins

Tel: +61 3 9609 2592 Mobile +61 419 315 001

Email: Paul.Hitchins@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile +61 427 777 908

Email: Fiona.Hadley@bhpbilliton.com

Amanda Saunders

Tel: +61 3 9609 3985 Mobile +61 417 487 973

Email: Amanda.Saunders@bhpbilliton.com

United Kingdom and South Africa

Ruban Yogarajah

Tel: +44 207 802 4033 Mobile +44 7827 082 022

Email: Ruban.Yogarajah@bhpbilliton.com

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Email: Bronwyn.Wilkinson@bhpbilliton.com

Investor Relations

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

Email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Email: Rob.Clifford@bhpbilliton.com

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Email: Elisa.Morniroli@bhpbilliton.com

Americas

James Wear

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

Email: James.Wear@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Neathouse Place

London SW1V 1LH United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	March 21, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary